# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0002096490
Persons authorized to receive notices and communications: GreenWood Investors LLC, 1270 Avenue of the Americas, 7th Floor, New York, New York (NY), 10020, 212-920-4216; Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- GreenWood Investors LLC (CIK 0002096490): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,115,781; sole dispositive power 0; shared dispositive power 1,148,016; aggregate amount beneficially owned 1,148,016 (6.1% of the class)
- Steven Wood (CIK 0002001007): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,115,781; sole dispositive power 0; shared dispositive power 1,148,016; aggregate amount beneficially owned 1,148,016 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D (the "Schedule 13D") is filed by GreenWood Investors LLC ("GreenWood"), a limited liability company organized under the laws of the State of Delaware, and Steven Wood ("Mr. Wood"), the manager of GreenWood. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are jointly filing this Schedule 13D.

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Jack in the Box Inc., a Delaware corporation (the "Issuer"), held for the account of certain funds (the "GreenWood Funds") and separately managed accounts (the "GreenWood Accounts") to which GreenWood serves as investment manager.
Residence or business address: The address of the business office of each of the Reporting Persons is 1270 Avenue of the Americas, 7th Floor, New York, NY 10020.
Present principal occupation or employment: The principal business of GreenWood is serving as the investment manager of certain investment funds and accounts, including the GreenWood Funds and the GreenWood Accounts. The principal business of Mr. Wood is serving as the manager of GreenWood.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GreenWood is a limited liability company organized under the laws of the State of Delaware. Mr. Wood is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $21,496,593 in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used by the GreenWood Funds to acquire the Common Stock held by the GreenWood Funds is the working capital available to the GreenWood Funds.

The source of funds used by the GreenWood Accounts to acquire the Common Stock held by the GreenWood Accounts is the working capital available to the GreenWood Accounts and margin borrowings described below.

The shares of Common Stock are held by some of the GreenWood Accounts in margin accounts, which may extend margin credit to some of the GreenWood Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

On November 3, 2025, the Issuer entered into a nomination and cooperation agreement (the "Cooperation Agreement") with GreenWood and certain of its affiliates (together with its and their respective controlled affiliates, the "GreenWood Group"), pursuant to which the Issuer agreed, among other things, to appoint each of Alan Smolinisky and Mark King to the board of directors of the Issuer (the "Board"), and to nominate and recommend in favor of each of their election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting").

Pursuant to the Cooperation Agreement, during the Covered Period (as such term is defined in the Cooperation Agreement), among other things, the Issuer has agreed that the size of the Board shall not exceed 10 directors without the prior written consent of GreenWood and the GreenWood Group has agreed to vote all shares of Common Stock which it beneficially owns and has the right to vote (i) in favor of the election of each person recommended by the Board for election as a director, (ii) against any proposals or resolutions to remove any member of the Board and (iii) in accordance with the recommendations of the Board, subject to certain exceptions. The Cooperation Agreement also includes certain standstill provisions, subject to certain exceptions, including restrictions on the ability of the GreenWood Group to acquire aggregate beneficial ownership of more than 12.5% of the then-outstanding shares of Common Stock, during the Covered Period.

Additionally, so long as the GreenWood Group has aggregate beneficial ownership of at least 5% of the then-outstanding shares of the Common Stock if, prior to the expiration of the Covered Period, Mr. Smolinisky is unable or unwilling to serve as a director, is removed as a director or otherwise ceases to be a director for any other reason, then the Board shall appoint a substitute replacement director candidate selected by GreenWood that is reasonably acceptable to the Board and meets the qualifications specified in the Cooperation Agreement.

Under the terms of the Cooperation Agreement, certain of the Issuer's obligations, and certain of the GreenWood Group's rights, shall terminate if the GreenWood Group fails to acquire and maintain aggregate beneficial ownership and the right to vote at least 5% of the then-outstanding shares of the Common Stock through the 2026 Annual Meeting.

In connection with their entry into the Cooperation Agreement, the Issuer and GreenWood intend to enter into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which Mr. Smolinisky may share certain confidential information with GreenWood.

The foregoing summary of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is included as Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on November 7, 2025.

The Reporting Persons and their representatives have, from time to time, engaged in, and, subject to the terms of the Cooperation Agreement and the Confidentiality Agreement, expect to continue to engage in, discussions with members of management of the Issuer and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, investor communications strategy, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the terms of the Cooperation Agreement and the Confidentiality Agreement, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, subject to the terms of the Cooperation Agreement and the Confidentiality Agreement, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by them, in public market or privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons' economic exposure with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. All percentages set forth herein are based upon a total of 18,882,516 shares of Common Stock outstanding as of July 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended July 6, 2025, filed with the SEC on August 6, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have dispositive power but no voting power over the shares of Common Stock directly held by certain of the GreenWood Accounts.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons, the GreenWood Funds and the GreenWood Accounts is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated November 18, 2025.

Exhibit 99.2 - Cooperation Agreement, dated November 3, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on November 7, 2025).

## Signatures
- GreenWood Investors LLC: /s/ Steven Wood, Steven Wood, Authorized Person (11/18/2025)
- Steven Wood: /s/ Steven Wood, Steven Wood, Self (11/18/2025)